

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2012

<u>Via E-mail</u>
Robert Steen
Vice President, Treasurer and Assistant
Secretary, Chief Financial Officer and
Principal Accounting Officer
United Security Bancshares, Inc.
131 West Front Street
Post Office Box 249
Thomasville, AL 36784

> **Re:** **United Security Bancshares, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **File No. 000-14549**

Dear Mr. Steen:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Paul Cline

Paul Cline
Staff Accountant